Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway, Burnaby, BC Canada V5J0C6

Tel: 778-331-5500 • Fax: 778-331-4628
rbauction.com

January 7, 2019

VIA EDGAR SUBMISSION

Eiko Yaoita Pyles

Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

Washington, D.C 20549

Re: Ritchie Bros. Auctioneers Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 26, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018

Filed August 9, 2018

File No. 001-13425

Dear Ms. Yaoita Pyles:

This letter is written in response to the request by the staff of the Securities and Exchange Commission (the “Staff”) during our telephone conversation on December 17, 2018, with respect to the prior letter submitted by us. References in this letter to “we”, “our”, “us” or “the Company” are to Ritchie Bros. Auctioneers Incorporated and its subsidiaries. During the telephone conversation, the Staff requested that we propose a transition plan for review by the Staff pursuant to which the Company will cease the use of the non-GAAP measure “agency proceeds”.

In light of the concerns raised by the Staff, the Company proposes to cease the use of the non-GAAP measure “agency proceeds” in its disclosures going-forward – subject to the following transition proposal. Consistent with our discussion of a possible transition period for this change, we respectfully propose using the fourth quarter and year-end earnings release and conference call to communicate this change to our investors. Our earnings release and conference call would present agency proceeds amounts for the fourth quarter of 2018 and the year ended December 31, 2018, as a supplemental figure to revenue, together with additional disclosures regarding the use of the term agency proceeds, substantially in the form proposed in our November 26, 2018 letter. We will then cease to use the term “agency proceeds” in any of our subsequent financial reporting, beginning with our earnings release and Form 10-Q for the period ending March 31, 2019.

We appreciate the Staff’s review and consideration of the Company’s response and willingness to consider a transition period with respect to this change. Please contact me if you have any additional questions after reviewing our response to your comments.

Very truly yours,

/s/ Sharon R. Driscoll

Sharon R. Driscoll

Chief Financial Officer

Ritchie Bros. Auctioneers Incorporated